Exhibit 99.1

IN THE CIRCUIT COURT OF THE FOURTH JUDICIAL CIRCUIT OF THE STATE
OF FLORIDA, IN AND FOR DUVAL COUNTY
CIVIL DIVISION

LOUIS STEGER, on behalf of himself and all others similarly situated,

                              Plaintiff,

v.

MICHAEL J. WARD, DONNA M. ALVARADO, ELIZABETH E. BAILEY,
JOHN B. BREAUX, STEVEN T.  HALVERSON, EDWARD J. KELLY, III,
ROBERT D. KUNISCH, SOUTHWOOD J. MORCOTT, DAVID M. RATCLIFFE, DR. WILLIAM C. RICHARDSON, FRANK S. ROYAL, M.D.
and DONALD J. SHEPARD,

                              Defendants,

No. 2008-CA-007230-XXXX-MA DIVISION CV-B CLASS REPRESENTATION JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

Plaintiff Louis Steger, by and through the undersigned attorneys, individually and on behalf of all others similarly situated, alleges upon his own personal knowledge, and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff’s attorneys, which included, among other things, a review of Securities and Exchange Commission (“SEC”) filings, news reports, press releases, and other publicly available documents regarding CSX Corporation (“CSX” and the “Company”), as follows:
NATURE OF THE ACTION

1.           Plaintiff brings this class action against the members of the Board of Directors (the “Board”) of CSX for breaching their fiduciary duties in connection with their solicitation of votes at the 2008 annual meeting of CSX shareholders (the “2008 Shareholder Meeting”), which is scheduled to be held on June 28, 2008.
2.           Since 2007, certain shareholders of CSX, including The Children’s Investment Fund and 3G Capital Partners (collectively, the “Dissident Shareholders”), have attempted to reform the Company’s corporate governance practices. Specifically, in 2007 the Dissident Shareholders made a proposal that the Board amend the by-laws of CSX to permit shareholders to call special shareholder meetings in order to discuss and make changes to, among other things, the composition of the Board (the “2007 Proposal”). The 2007 Proposal was put to a shareholder vote at the 2007 annual shareholder meeting on May 2, 2007 and was approved by a margin of 2 to 1.
3.           The Board improperly declined to implement the 2007 Proposal and enacted its own by-law amendment on February 4, 2008 (the “February 2008 Amendment”), which the Board falsely asserts “essentially accomplishes the objectives of the 2007 Proposal,” when in fact the February 2008 Amendment substantially restricts, rather than broadens, shareholders’ rights.
4.           The Board and the Dissident Shareholders have engaged in a long and costly proxy battle. The Board has caused CSX to disseminate false and misleading proxy statements regarding the February 2008 Amendment, the 2007 Proposal, and the Dissident Shareholders, in an improper attempt to entrench the directors and prevent CSX shareholders from calling special meetings for the purpose of, among other things, removing directors from office and electing new directors.

5.           As a result of Defendants’ breaches of fiduciary duties, Plaintiff and the Class are deprived of their right to complete, fair and accurate information regarding the issues to be voted on at the 2008 Shareholder Meeting.
PARTIES

6.           Plaintiff Louis Steger is a shareholder of CSX common stock and has owned shares of CSX continuously since prior to the wrongs complained of herein
7.           Defendant Michael J. Ward (“Ward”) has served as Chairman and Chief Executive Officer and President of CSX since January 2003.
8.           Defendant Donna M. Alvarado (“Alvarado”) has served as a director of CSX since September 2006.
9.           Defendant Elizabeth E. Bailey (“Bailey”) has served as a director of CSX since November 1989.
10.         Defendant John B. Breaux (“Breaux”) has served as a director of CSX since 2005.
11.         Defendant Steven T. Halverson (“Halverson”) has served as a director of CSX since September 2006
12.         Defendant Edward J. Kelly, III (“Kelly”) has served as a director of CSX since July 2002.
13.         Defendant Robert D. Kunisch (“Kunisch”) has served as a director of CSX since October 1990.
14.         Defendant Southwood J. Morcott (“Morcott”) has served as a director of CSX since July 1990.
15.         Defendant David M. Ratcliffe (“Ratcliffe”) has served as a director of CSX since January 2003.

16.           Defendant Dr. William C. Richardson (“Richardson”) has served as a director of CSX since December 1992.
17.           Defendant Frank S. Royal, M.D. (“Royal”) has served as a director of CSX since January 1994.
18.           Defendant Donald J. Shepard (“Shepard”) has served as a director of CSX since January 2003.
19.           Defendants Ward, Alvarado, Bailey, Breaux, Halverson, Kelly, Kunisch, Morcott, Ratcliffe, Richardson, Royal and Shepard are herein referred to as “Defendants.”
20.           By reason of the above Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of CSX, and owe Plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.
CLASS ACTION ALLEGATIONS
21.           Plaintiff brings this action individually and as a class action pursuant to Florida Rule of Civil Procedure 1.220 on behalf of all common stockholders of the Company (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the Defendants.
22.           This action is properly maintainable as a class action.
23.           The Class is so numerous that joinder of all members is impracticable. As of February 15, 2008, there were approximately 403 million shares of CSX common stock outstanding, 400 million of which were in the public float.
24.           There are questions of law and fact which are common to the Class including, inter alia, the following:

a.           Whether Defendants made misrepresentations to the Class in violation of their fiduciary duties;
b.           whether Plaintiff and the other members of the Class would suffer harm if they are deprived of their right to complete, fair and accurate information regarding the issues to be voted on at the 2008 Shareholder Meeting; and
c.           whether the Class is entitled to injunctive relief as a result of the wrongful conduct committed by Defendants.
25.           Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
26.           The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class, which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
27.           Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, injunctive relief on behalf of the Class as a whole is appropriate.

FACTUAL ALLEGATIONS

28.           The 2007 Proposal contained no restrictions on shareholders to call special meetings as long as those shareholders held 10% to 25% of the outstanding shares of CSX.  Among other things, the 2007 Proposal allowed qualified shareholders to call a special meeting at any time.
29.           Furthermore, the 2007 Proposal specifically allowed shareholders to exercise greater influence over the elections of directors through their ability to call a special meeting for the purpose of removing directors from office and electing new directors.
30.           The Dissident Shareholders have been concerned about CSX’s poor corporate governance practices for some time. The 2007 Proposal indicated, among other things, the following problems the Dissident Shareholders had with the Board:  (1) lack of an independent Chairman, (2) excessive executive compensation, and (3) problems with some directors, e.g., certain directors served on five boards rated D by The Corporate Library.
31.           CSX’s management opposed the 2007 Proposal, stating:
The Board believes that [the unqualified right of shareholders to call special meetings] should not be available to a minority of shareholders, particularly since shareholders already have an opportunity to bring matters before shareholder meetings on an annual basis . . . . Enabling a small minority of shareholders to call special meetings could impose substantial administrative and financial burdens on the Company, and significantly disrupt the conduct of the Company’s business.
32.           Despite management’s opposition, at the 2007 annual shareholder meeting the 2007 Proposal was approved by shareholders by a margin of more than two to one. Shareholders’ approval of the 2007 Proposal was non-binding, however, and the Board failed to adopt a by-law codifying the 2007 Proposal.
33.           Another CSX shareholder, Ram Trust Services, Inc., made another proposal to amend CSX’s by-laws to allow shareholders holding 15% of the outstanding shares to call a special meeting (the “Ram Proposal”). The Ram Proposal stated that shareholders should have the ability to call a special meeting to ensure timely consideration of important issues.
34.           On January 14, 2008, the Board caused CSX to send a letter to the SEC requesting permission to exclude the Ram Proposal from CSX’s proxy materials for the 2008 Shareholder Meeting. In the letter to the SEC, the Board falsely stated that the Company was going to adopt a by-law amendment that “substantially implements the [Ram] Proposal.” The letter to the SEC made further false and misleading statements, including that:  “the CSX Amendment addresses the primary objectives and underlying concerns of the [Ram] Proposal . . . The only differences between the CSX Amendment and the [Ram] Proposal are the addition of procedural, informational and timing limitations in the CSX Amendment, none of which conflicts with the primary objectives and underlying concerns of the [Ram] Proposal.”
35.           In fact, the Board’s February 2008 Amendment was substantially more restrictive of shareholders’ rights than the 2007 Proposal and the Ram Proposal. Among other things, the February 2008 Amendment:  (1) prohibits a special meeting for considering the removal or election of directors; (2) limits the ability of shareholders to reconsider any matter previously voted on regardless of the circumstances; (3) requires the requesting shareholders to provide information that may not be accessible; and (4) requires the requesting shareholders to own CSX shares through the special meeting date and show evidence of such ownership.
Defendants’ Dissemination of
False and Misleading Statements
36.           To protect their own lucrative positions, Defendants disseminated false and misleading statements in connection with their proxy battle with the Dissident Shareholders
37.           On February 6, 2008, the Board caused CSX to file with the SEC a Form 8-K that discussed the February 2008 Amendment and misrepresented its purpose:

On February 4, 2008, the Board of Directors (the “Board”) of CSX Corporation (“CSX”) approved amendments to Article I, Section 2 and to Article VIII of the CSX Bylaws (the “Bylaws”), which became effective immediately, to add provisions regarding shareholders’ ability to request that the Board of Directors call a special meeting of shareholders.

Article I, Section 2 was amended to provide that a special meeting of shareholders will be called by a majority of the Board of Directors, subject to certain conditions under subsection (b) thereof, following the receipt by the Secretary of the Company of a written request from the record holders of shares representing at least fifteen percent of the combined voting power of the then outstanding shares of all classes of capital stock of the Company entitled to vote on the matter proposed to be voted on at such meeting.

Article VIII, subsection (b) was amended to require the approval of shareholders to repeal Article I, Section 2(b) or amend certain of its provisions.

The foregoing amendments to the Bylaws were effective upon approval by the Board on February 4.

38.           This statement was false and misleading because Defendants failed to disclose the full extent of the February 2008 Amendment’s restrictions on shareholders’ purported ability to call a special meeting.
39.           On February 7, 2008, the Dissident Shareholders issued proxy materials, including the following letter sent to the CSX Board on the same date regarding the February 2008 Amendment:
We reviewed yesterday’s filing by CSX that amended the bylaws to “add provisions regarding shareholders’ ability to request that the Board of Directors call a special meeting of shareholders.” This provision could have been a positive step in improving CSX’s corporate governance and adhering to the wishes of CSX shareholders, who voted more than 2 to 1 for such a change at the 2007 annual meeting.

Unfortunately, a close reading of the new bylaw provision reveals that it is not a shareholder-friendly change - rather, we believe it is a disingenuous effort to appear shareholder-friendly while preventing shareholders from ever being able to nominate directors at a special meeting.

The bylaw amendments say that special meetings may not be called to address issues that were on the agenda at an annual meeting in the past 12 months or will be on the agenda at an annual meeting in the next 90 days. Since the election of directors is on the agenda at every annual meeting, this means directors can NEVER be proposed at a special meeting. Thus, the new shareholder “right” eviscerates one of the most fundamental reasons a shareholder might want to call a special meeting. This is not the only item included in the amendment that appears designed to impede the ability of shareholders to call special meetings.

This cynical attempt to deceive shareholders is compounded by CSX’s highly misleading 8-K filing which says the bylaws were amended to “add provisions regarding shareholders’ ability to request that the Board of Directors call a special meeting of shareholders” subject to “certain conditions.” The SEC filing fails to mention that these “conditions” render the bylaw amendment useless as it pertains to the nomination of directors. One must go to the bylaws themselves attached as an exhibit to realize the deception. This “Catch 22” approach to corporate governance should be an embarrassment to the CSX Board.

We feel this action validates our concern that CSX’s Board and management do not value corporate governance and do not respect its shareholders. As a shareholder we find this unacceptable - the Board is in need of change. To this end, we have informed you and CSX shareholders that we intend to nominate a slate of directors with significant railroad experience at the 2008 annual meeting who will work hard to improve the Company’s operating performance as well as its corporate governance.

In addition, we will also propose a bylaw amendment that permits one or more shareholders that together hold at least 15% of all the shares of CSX capital stock to request a special meeting of shareholders to address ANY AND ALL issues - including the election of directors. We will also seek to repeal all bylaw amendments enacted since January 1, 2008, including the amendment CSX disclosed yesterday.

However, the Board does not need to wait for positive change to occur. If the Board is truly interested in acting in shareholder interests, we urge you to repeal this restrictive language and adopt the bylaw amendment we have proposed - one that actually gives shareholders REAL rights, not one that merely appears to.

(emphases added).

40.           On the same date, the CSX Board issued a statement with a responsive letter to the Dissident Shareholders’ February 7, 2008 letter:
The CSX Corporation Board of Directors has received the letter from The Children’s Investment Fund (“TCI”) dated February 7, 2008. The Board takes its responsibilities to CSX shareholders seriously and has reviewed the letter and considered your proposal to allow shareholders the right to request special meetings for the purpose of electing directors throughout the year.

CSX’s recent Bylaw amendments reflect the Board’s commitment to high standards of corporate governance. These Bylaw amendments enable 15 percent of shareholders to request special meetings, well below the 25-33 percent level in similar bylaw provisions recently implemented by a number of other public companies. This new right for CSX shareholders is in addition to the strong rights CSX shareholders already have with respect to governance and director elections.

Every CSX director stands for election every year and is subject to a majority voting standard that empowers shareholders to “vote out” a director, even in an uncontested election year. As the term implies, “special” meetings are the place for shareholders to consider extraordinary matters, not the regular annual business of director elections.

The recent CSX Bylaw amendments avoid the disruption and diversion of resources associated with the potential for multiple director elections each year. The CSX amendments strike the appropriate balance between giving a small minority of shareholders the ability to request special shareholder meetings and protecting the interests of all shareholders.

Against this background, TCI’s criticism of the CSX Bylaw amendments is both unwarranted and disingenuous. Under the guise of providing shareholders with a voice, TCI seeks to undermine the functioning of the CSX Board in furtherance of TCI’s own purposes. TCI wants the ability to initiate a perpetual “recall” contest through special meetings as a tool to pressure the Board to implement TCI’s proposals, regardless of their merit. Taken together with TCI’s nomination of candidates to fill five of CSX’s twelve Board seats, TCI’s criticism of the CSX Bylaw amendments makes it clear that TCI’s interest is not in good corporate governance, but in achieving effective control of the company notwithstanding its ownership of only 4% of the shares.

The CSX Board and management team are proud to stand on a record of outstanding performance. Since 2004, the performance of CSX has improved sharply on virtually every performance and safety measure to levels at the forefront of the industry. Moreover, the value of CSX stock has increased nearly 150 percent, providing shareholders with a return better than the rest of the North American rail industry and 94 percent of all S&P 500 companies during this same time period. We remain committed to protecting, and advancing, the interest of all shareholders.

(emphases omitted and added) (footnote omitted).

41.   This statement was false and misleading because Defendants failed to disclose their real motives for rejecting the 2007 Proposal, i.e., to protect their own positions with CSX, and Defendants mischaracterized the Dissident Shareholders’ ownership of the Company.
42.           On February 21, 2008, Defendants caused CSX to disseminate a false and misleading  preliminary proxy statement, misrepresenting the 2007 Proposal and the Ram Proposal. Defendants also falsely represented that the February 2008 Amendment addresses the concerns of the Dissident Shareholders. CSX’s February 21, 2008 preliminary proxy stated, in relevant part:
Item 3: Approval of Special Shareholder Meeting Bylaw Amendments Adopted by the Board

On February 4, 2008, the Board adopted amendments to the Company’s bylaws to permit holders of 15% of the Company’s outstanding voting stock to require the Board to call a special meeting of the shareholders. A copy of the amended bylaw provisions can be found in Annex A to this Proxy Statement (the “Amendments”).

The Board believes that the Amendments address the views of shareholders reflected in the vote at the 2007 annual meeting to permit shareholders to cause special shareholder meetings to be held, while providing procedural safeguards to protect the resources of the Company and shareholders’ investment from the substantial administrative and financial burdens, and disruptive effects, that serial shareholder meetings on the same matter would impose on the Company. These safeguards are lacking in the two shareholder-proposed special shareholder meeting proposals described in Items 5 and 6 below.

If shareholders have voted upon an item within one year, or will vote on an item at an annual meeting within the next 90 days, then the procedural safeguards allow for delay. The effect is essentially to allow for all items of special interest to the shareholders to be voted upon annually. That would give the shareholders substantial input without the high costs and distraction of repeated votes on the same matters within months.

The Board believes that this is a balanced approach to providing shareholders with an important right and opportunity to decide matters concerning the Company, without creating a constant vote and election cycle.

* * *

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR ITEM 3.

Item 4: Ram Proposal Regarding Special Shareholder Meetings

The following shareholder proposal has been submitted to the Company by Ram:

Resolved: That the Bylaws of the Company be amended so that Article I, Section 2 is deleted and replaced in its entirety with the language set forth below and that the Bylaws of the Company be further amended to make any necessary conforming changes:

Special meetings of the shareholders may be called from time to time by (i) a majority of the Board of Directors, (ii) the Chairman of the Board or (iii) the Secretary at the request in writing of shareholders owning no less than 15% of the issued and outstanding common shares of the Corporation entitled to vote. Special meetings shall be held solely for the purposes specified in the notice of meeting. This Article I, Section 2 of the Bylaws may only be repealed or changed by the shareholders.

Supporting Statement:

We believe shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit timely consideration. We believe this is good corporate governance.

If this proposal is approved, holders of 15% of the Company’s issued and outstanding common shares entitled to vote may require that a special meeting be called. The corporate laws of many states provide that holders of only 10% of shares may call a special meeting, absent a contrary provision in the charter or bylaws. We believe that a 15% threshold strikes a reasonable balance between enhancing shareholder rights and avoiding excessive distraction at the Company.

Prominent institutional investors and organizations support a shareholder right to call special meetings. The proxy voting guidelines of many public employee pension funds also favor this right.

At the Company’s 2007 annual meeting, shareholders approved by 69% of the votes cast a non-binding proposal that would allow shareholders to call a special meeting.

FOR THE REASONS DISCUSSED BELOW UNDER “REASONS FOR VOTING AGAINST ITEMS 4 AND 5,” THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST ITEM 4.

Item 5: TCI Proposal Regarding Special Shareholder Meetings

The Company has received notice from TCI that it intends to submit the following shareholder proposal at the Meeting:

RESOLVED that Article I, Sections 2 and 11(b) of the Bylaws of the Corporation shall be amended and restated as follows and such amended provisions may not be modified, amended, or repealed by the Board of Directors. The Board of Directors shall additionally (i) make any amendments to the Bylaws necessary to effect the clear intent of this Resolution such that shareholders shall be permitted without limitation to demand that the Corporation promptly call a special meeting for any purpose granted to the shareholders under Virginia law and (ii) repeal or modify any existing Bylaws that would conflict, limit, or otherwise adversely affect the operation of the proposed Bylaw amendments set forth herein.

SECTION 2. Special Meetings. Special meetings of the shareholders may be called from time to time by a majority of the Board of Directors or by the Chairman of the Board. Special meetings of shareholders shall be promptly called by the Corporation if one or more shareholders that together hold at least 15% of all the shares of capital stock at the time outstanding and having voting power deliver or cause to be delivered to the Corporate Secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held. Special meetings shall be held solely for the purposes specified in the notice of meeting.

SECTION 11(b). Special Meetings of Shareholders. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (i) by or at the direction of the Board of Directors or (ii) by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in this Section 11 is delivered to the Corporate Secretary of the Corporation, who is entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 11. In the event a special meeting of shareholders is called pursuant to these Bylaws for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons, as the case may be, for election to such position(s) as specified in the Corporation’s notice of meeting, if the shareholder’s notice required by paragraph (a)(ii) of this Section 11 is delivered to the Corporate Secretary at the principal office of the Corporation not earlier than the close of business on the one hundred twentieth day prior to such special meeting, and not later than the close of business on the later of the ninetieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed to be elected at such meeting, if any. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period, or extend any time period, for giving of a shareholder’s notice as described above.

FOR THE REASONS DISCUSSED BELOW, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST ITEM 5.

REASONS FOR VOTING AGAINST ITEMS 4 AND 5

On February 4, 2008, the Board adopted amendments to the Company’s bylaws to permit holders of 15% of the Company’s outstanding voting stock to require the Board to call a special meeting of shareholders. As indicated above under Item 3, the Board believes that the Amendments strike the appropriate balance between giving a small minority of shareholders the ability to request special shareholder meetings and protecting the resources of the Company and the interests of all shareholders.

In contrast, both the Ram and TCI special shareholder meeting proposals would permit a small minority of the shareholders to require more than one special meeting on the same subject, without any limitation on the number of times within any 12-month period that such special meetings must be held. In addition, both the Ram and TCI special shareholder meeting proposals provide no mechanism, and may limit the ability of the Board to put in place a mechanism, to verify that the persons requesting a special shareholder meeting are in fact shareholders of the Company.

FOR THE REASONS DISCUSSED ABOVE, THE BOARD UNANIMOUSLY RECOMMENDS A VOTE AGAINST ITEMS 4 AND 5.

43.           These statements were false and misleading because Defendants: (1) misrepresented that the February 2008 Amendment adequately addressed the objectives of the 2007 Proposal, when it does not; (2) omitted a description of the purported “safeguards,” which are actually practical barriers to shareholders obtaining a special meeting; (3) failed to disclose their real motives for rejecting the 2007 Proposal, i.e., to protect their own positions with CSX; (4) failed to disclose that the February 2008 Amendment actually prevents shareholders from removing and electing directors at special meetings; (5) failed to provide clear disclosures that only shareholders of record may request a special meeting under the February 2008 Amendment; (6) failed to disclose the extraordinary requirement under the February 2008 Amendment that shareholders calling a special meeting must hold their shares through the meeting date; and (7) misrepresented the 2007 Proposal and the Ram Proposal.
44.           On April 17, 2008, Defendants caused CSX to issue preliminary proxy soliciting materials that are substantially similar to the Company’s February 21 and 22, 2008 proxy materials (supra ¶42), urging shareholders to approve the February 2008 Amendment and reject the 2007 Proposal and Ram Proposal. This preliminary proxy statement describes the February 2008 Amendment as follows:
On February 4, 2008, the Board adopted amendments to the Company’s bylaws to permit holders of 15% of the Company’s outstanding voting stock to require the Board to call a special meeting of the shareholders. A copy of the amended bylaw provisions can be found in Annex A to this Proxy Statement (the “Amendments”).

The Board believes that the Amendments address the views of shareholders reflected in the vote at the 2007 annual meeting to permit shareholders to cause special shareholder meetings to be held, while providing procedural safeguards to protect the resources of the Company and shareholders’ investment from the substantial administrative and financial burdens, and disruptive effects, that serial shareholder meetings on the same matter would impose on the Company. These safeguards are lacking in the shareholder-proposed special shareholder meeting proposal described in Item 4 below. The special shareholder meeting proposal that was approved at the CSX 2007 Annual Meeting of Shareholders was a non-binding proposal asking the Board to amend the Company’s bylaws to permit holders of 10% to 25% of the outstanding common stock of the Company to call a special shareholder meeting. The 2007 proposal did not preclude any procedural elements in the bylaw amendment.

If shareholders have voted upon an item within one year, or will vote on an item at an annual meeting within the next 90 days, then the procedural safeguards allow for delay. The 90-day time restriction could result in the Board’s decision to add an item to the agenda of the annual meeting after receipt of the request for a special meeting to avoid having two meetings within a short time period. The effect is essentially to allow for all items of special interest to the shareholders to be voted upon annually, as all shareholders meeting the eligibility requirements in Section 11 of Article I of the Company’s bylaws are free to submit proposals for consideration at the annual meeting. That would give the shareholders substantial input without the high costs and distraction of repeated votes on the same matters within months.

The limitations described above would prevent shareholders from taking action earlier than the one-year anniversary of a meeting which addressed the same item, even if circumstances arise within that period that cause holders of 15% of the Company’s outstanding voting stock to wish take such action. However, shareholders would be able to request a special shareholder meeting with respect to an item that has not been voted on within one year. The limitations could also discourage shareholders from exercising their right to request a special shareholder meeting at other times.

The Board believes that this is a balanced approach to providing shareholders with an important right and opportunity to decide matters concerning the Company, without creating a constant vote and election cycle.

The Company does not have a classified board of directors, and all directors are elected each year at the annual meeting. Each director is required to comply with very high governance standards, including entering into written agreements requiring the director to resign if he or she is found to have breached any of the Company’s corporate governance and other policies. In addition, shareholders have the right to propose other matters, including amendments of the bylaws, for action by shareholders at any annual meeting, subject to complying with the notice requirements described under “About the Annual Meeting — What is the deadline for consideration of proposals for the 2009 Annual Meeting of Shareholders” above and Article I, Section 11 of the Company’s bylaws. The Board believes that the limitations on the purpose of special meetings requested by shareholders contained in the Amendments will cause shareholders to be judicious with the time and resources of the Company and their fellow shareholders in their use of the special meeting bylaw provision, as a special meeting of shareholders is very expensive, time-consuming and disruptive, with substantial costs and significant time required to be devoted by senior management and the Board.

The procedural safeguards in the Amendments also include informational provisions that are similar to those for shareholders making shareholder proposals at shareholder meetings, which provide a mechanism for the Company to determine that the requesting persons are shareholders of the Company and hold the requisite percentage of shares, including evidence that the requesting persons (or the beneficial owners on whose behalf the requesting persons are making the request) are the beneficial owners of the shares. In addition, the procedural safeguards require the requesting holders to continue to hold the requisite percentage of shares through the date of the special meeting. The Board believes that it is important for requesting holders, like shareholders submitting proposals for inclusion in the Company’s annual meeting proxy statement, to continue to hold the requisite percentage of shares through the date of the meeting to ensure that the requesting shareholders, who are causing the Company to incur significant time and expense, maintain an investment interest in the Company through the meeting date. In contrast, a shareholder that submits a proposal at an annual meeting not for inclusion in the Company’s proxy statement, which does not cause the Company to incur extraordinary time and expense, is only required to hold the requisite percentage of shares through the record date of the annual meeting.

(emphases added).

45.           This statement is false and misleading because Defendants:  (1) misrepresented that the February 2008 Amendment adequately addressed the objectives of the 2007 Proposal, when it does not; (2) omitted a description of the purported “safeguards,” which are actually practical barriers to shareholders calling a special meeting; (3) failed to disclose their real motives for rejecting the 2007 Proposal, i.e., to protect their own positions with CSX; and (4) failed to disclose the full extent of the restrictions on shareholders’ ability to call a special meeting.
46.           On April 25, 2008, CSX issued its definitive proxy statement with information regarding the proposed by-law amendments, which is substantially similar to CSX’s April 17, 2008 preliminary proxy materials, described supra ¶44.
47.           In sum, CSX’s statements were false and misleading because, among other things, Defendants:  (1) failed to disclose that they decided not to adopt the 2007 Proposal for improper reasons; (2) misrepresented that the February 2008 Amendment addresses the objectives of the 2007 Proposal; (3) failed to address the Dissident Shareholders’ concerns; (4) failed to provide clear disclosures that only shareholders of record may request a special meeting under the February 2008 Amendment; (5) omitted a description of the purported “safeguards,” which are actually practical barriers to shareholders calling a special meeting; (6) failed to disclose the extraordinary requirement under the February 2008 Amendment that shareholders calling a special meeting must hold their shares through the meeting date; (7) misrepresented the 2007

Proposal and the Ram Proposal; and (8) mischaracterized the Dissident Shareholders’ ownership in CSX.
COUNT I

Against Defendants for Breach of Fiduciary Duties of Candor, Good Faith and Loyalty

48.           Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.
49.           Defendants are required to disclose all material information to CSX shareholders so that they can make a fully informed decision regarding which way to vote at the 2008 Shareholder Meeting. Defendants must provide information that is not false or materially misleading and avoid omitting material information from their statements. Here, before CSX shareholders can vote on the issues at the 2008 Shareholder Meeting, they must be given all material information sufficient to allow them to make a decision.
50.           As described herein, Defendants have breached their fiduciary duties of candor, good faith and loyalty by causing the Company to make false and misleading statements regarding the February 2008 Amendment. These misstatements and omissions must be cured through injunctive relief so that CSX shareholders can cast informed votes in the 2008 Shareholder Meeting.
51.           By reason of the foregoing, Plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.
WHEREFORE, Plaintiff demands judgment as follows:

A.	Granting appropriate equitable relief to remedy Defendants’ breaches of fiduciary duties;

B.	Directing Defendants to cure the material misstatements and omissions;

C.	Awarding to Plaintiff the costs and disbursements of the action, including reasonable attorneys’ fees, accountants’ and experts’ fees, costs, and expenses; and

D.	Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury on all issues.

DATED: June 5, 2008	Respectfully submitted, BARKER, RODEMS & COOK, P.A. /s/ Chris A. Barker
Chris A. Barker FL Bar No. 885568 400 N. Ashley Dr., Suite 2100 Tampa, FL 33602 Telephone: (813) 489-1001 Facsimile: (813) 489-1008 cbarker@barkerrodemsandcook.com

SCHIFFRIN BARROWAY TOPAZ & KESSLER, LLP Eric L. Zagar Michael J. Hynes Tara P. Kao 280 King of Prussia Road Radnor, PA 19087 Telephone: (610) 667-7706 Facsimile: (610) 667-7056

VERIFICATION

I, Louis Steger, hereby verify that I have authorized the filing of the attached Complaint, that I have reviewed the Complaint, and that the facts therein are true and correct to the best of my knowledge, information and belief.  I declare under penalty of perjury that the foregoing is true and correct.

DATE: May 30, 2008	/s/ Louis Steger
LOUIS STEGER